Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

August 25, 2016

VIA EDGAR

Ms. Loan Lauren P. Nguyen, Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vantage Drilling International

Registration Statement on Form S-1 Filed June 16, 2016

File No. 333-212081

Dear Ms. Nguyen:

On behalf of Vantage Drilling International, a Cayman Islands exempted company (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) in electronic form Amendment No. 1 to the registration statement on Form S-1 (“Amendment No. 1”) of the Company and other exhibits thereto, and have separately forwarded copies of Amendment No. 1 to you, marked to indicate changes to the Registration Statement on Form S-1 (the “Registration Statement”) as filed with the Commission on June 16, 2016.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Ms. Loan Lauren P. Nguyen, dated July 14, 2016 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Cover Page

1.	Please revise to disclose the scheduled timeframes in connection with each interest rate tranche.

Response to Comment 1

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to indicate the scheduled timeframes in connection with each interest rate tranche. Please see the cover page of the prospectus included in Amendment No. 1.

Prospectus Summary, page 1

Will I have voting rights as a holder of Stapled Securities?, page 4

2.	We note the disclosure that a holder of stapled securities will not have voting rights with respect to the ordinary shares issuable upon conversion of the notes, “except upon conversion thereof.” Please revise to clarify when a holder of stapled securities would have voting rights upon conversion.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to clarify that holders of convertible notes will be entitled to voting rights in respect of ordinary shares issuable upon conversion of such notes once such ordinary shares are issued. Please see page 4 of Amendment No. 1.

What will be the U.S. federal income tax consequences of an investment in the Stapled securities?, Page 5

3.	Please revise here and throughout the prospectus to remove the instruction that investors will be deemed to have agreed to the terms of the stapled securities.

Response to Comment 3

In response to the Staff’s comment, the Company has revised the pertinent disclosure to remove such instruction. Please see pages 5, 169 and 171 of Amendment No. 1.

Description of Stapled Securities

General, page 97

4.	We note your disclosure in the forepart of the prospectus regarding the resale of ordinary shares that may become unstapled, disclosure on page 7 regarding the conversion features of the notes and your further discussion in this section regarding “certain cases” of redemption or conversion. Please revise to describe all instances that may result in the ordinary shares becoming unstapled, including a discussion of whether prospective shareholders possess discretionary authority in effecting the decoupling. We may have additional comments upon review of your revised disclosures.

Response to Comment 4

In response to the Staff’s comment, the Company has added the requested disclosure, and revised the existing disclosure to eliminate potential confusion between events that cause adjustments to the conversion ratio of the notes and events that cause adjustments to the amount and ratio of notes to ordinary shares within the Stapled Securities. Please see the cover page of the prospectus included in Amendment No. 1 and pages 35 and 97 of Amendment No. 1.

Exhibit 5.1

5.	Please have legal counsel expand the legal opinion to opine that all the ordinary shares covered by the registration statement are legally issued, fully paid and non-assessable as required by Item 601(b)(5) of Regulation S-K.

Response to Comment 5

In response to the Staff’s comment, the Company respectfully advises the Staff that an opinion that all the ordinary shares covered by the registration statement are legally issued, fully paid and non-assessable is being provided by Maples & Calder and is included as Exhibit 5.2 to the Registration Statement. Please see Exhibit 5.2 to the Registration Statement.

6.	In addition, the legality opinion must not exclude the corporate laws of the jurisdiction of incorporation or organization of the registrant or any of the guarantors. In this regard, we note that the registrant is organized in the Cayman Islands, and that the guarantors are organized in the Cayman Islands, as well as Delaware, Cyprus, Hungary, Indonesia, Malaysia, The Netherlands, Romania and Singapore. However, we note that the limitation set forth in the penultimate paragraph of the opinion at page 2 expressly limits the opinions to the law of the State of New York and thereby appears to exclude the laws of each of these jurisdictions. Please obtain and file a revised legality opinion with no such limitation or that makes clear that it addresses all applicable laws.

Response to Comment 6

In response to the Staff’s comment, the Company respectfully advises the Staff that the opinion of Maples and Calder, being filed as Exhibit 5.2 to Amendment No. 1, opines as to the legality of the Notes as well as the legality of the guarantees provided by the Cayman subsidiaries of the Company. The Company has also filed as exhibits to Amendment No. 1 opinions of counsel covering the legality of the remaining guarantees on the notes.

*       *       *

Conclusion

We thank the Staff for its attention and we look forward to hearing from you regarding Amendment No. 1. If I can be of any assistance during the staff’s review of the enclosed Amendment No. 1, please contact me by telephone at (212) 530-5022, by facsimile at (212) 822-5022 or by e-mail at rdmiller@milbank.com.

Very truly yours,

/s/ Rod Miller, Esq.

Copies to:

Douglas G. Smith, Chief Financial Officer and Treasurer, Vantage Drilling International

Douglas E. Stewart, Vice President, General Counsel and Corporate Secretary, Vantage Drilling International

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